

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 30, 2018

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re:** **Signet Jewelers Limited**
> **Form 10-K for the Fiscal Year Ended January 31, 2017**
> **Form 10-Q for the Period Ended October 28, 2017**
> **Filed March 16, 2017 and December 1, 2017**
> **File No. 1-32349**

Dear Ms. Santana:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2017

Item 6. Selected Consolidated Financial Data

GAAP and NON-GAAP Measures, page 39

1. We note you continue to present full non-GAAP income statements in your reconciliation of non-GAAP measures on pages 40, 41, 42, 43, 44 and 45 and in filings on Form 10-Q. In order to comply with Question 102.10 of the staff's Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, you should omit line items not impacted by foreign exchange, accounting adjustments and integration costs in your reconciliations of non-GAAP measures to the most directly comparable GAAP financial measures. In

addition, adjusted EBITDA and EBITDAR on page 47 and adjusted EBITDA in filings on Form 10-Q should be reconciled to net income rather than operating income. Please revise future filings accordingly.

<u>Form 10-Q for the Quarterly Period Ended October 28, 2017</u>

<u>Note 21. Commitment and contingencies,</u>

<u>Regulatory Matters, page 30</u>

2. Please tell us your consideration of the guidance in ASC 450-20 related to your decision of when to disclose the matters related to the Consumer Financial Protection Bureau and the Attorney General for the State of New York investigation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products